UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March 2008

000-30842

(Commission File Number)

ASAT Holdings Limited

(Registrant’s name)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):              .

On March 28, 2008, ASAT Holdings Limited (“the Company”) issued a press release announcing financial results for the third quarter of fiscal year 2008, ended January 31, 2008. A copy of the press release is attached as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED
Date: March 31, 2008
	By:	/s/ KEI HONG CHUA
	Name:	Kei Hong Chua
	Title:	Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release dated March 28, 2008, announcing financial results for the third quarter of fiscal year 2008, ended January 31, 2008.

Exhibit 99.1

ASAT Holdings Announces Financial Results For The

Third Quarter of Fiscal Year 2008

HONG KONG and MILPITAS, Calif., – March 28, 2008 – ASAT Holdings Limited (ASTTY.PK), a global provider of semiconductor package design, assembly and test services, today announced financial results for the third quarter of fiscal 2008, ended January 31, 2008.

Net revenue for the third quarter of fiscal 2008 increased for the third consecutive quarter to $41.8 million. This compares with net revenue of $40.2 million in the previous quarter. Third quarter net loss improved to $5.0 million, or a net loss of $0.12 per American Depositary Share (ADS), compared with a net loss of $5.2 million, or a net loss of $0.13 per ADS in the second quarter. Included in the third quarter net loss were reorganization charges of $149,000. Net loss in the second quarter included a charge of approximately $92,000 in reorganization costs for follow-on expenses related to completing the move of the Company’s manufacturing operations to China.

Additional Third Quarter Results

•	Net sales for assembly were $40.7 million

•	Net sales for test were $1.1 million

•	Capital expenditures were $2.5 million

•	Cash and cash equivalents at the end of the quarter were $12.3 million

“We have now achieved three consecutive quarters of revenue growth and we recorded positive income from operations for the first time since the April 2004 quarter. These results further demonstrate the success of the financial improvement plan implemented last year,” said Tung Lok Li, acting chief executive officer of ASAT Holdings Limited. “In the third quarter, we improved on several important elements of this plan, including expanding sales to existing customers and generating initial revenue from new customers. We will continue to invest in our sales organization in order to capitalize on new business opportunities, which should lead to additional revenue this year.”

Fourth Quarter Fiscal 2008 Outlook

“While we remain confident with our current strategy, our outlook for the April quarter, which is traditionally our weakest quarter, is cautious due to normal seasonal sales trends and uncertainty in the macro economy. These factors lead us to forecast revenue in the fourth quarter of fiscal 2008 will be down 10 percent to 15 percent sequentially,” said Mr. Li.

Future Financing

As the Company’s existing $20 million revolving credit facility will expire in September 2008, ASAT is in the process of obtaining external financing, including, but not limited to, the renewal of the existing $20 million revolving credit facility. These funds will be used primarily to facilitate the Company’s required working capital needs. While ASAT believes receipt of financing is likely, there can be no assurance that it will be obtained, and if such financing is not obtained for any reason there may be questions regarding the Company’s ability to continue as a going concern.

Conference Call and Webcast on March 28, 2008 at 8:30 a.m. ET

ASAT Holdings is scheduled to hold a conference call to discuss the financial results and other financial matters today at 8:30 a.m. ET/5:30 a.m. PT. To access the call, dial (480) 248-5085. A replay of the call will be available until April 4, 2008. To access the replay, dial (303) 590-3030. The passcode is 3859640. A live webcast of the call will also be available via the investor relations section of the Company’s website at www.asat.com.

ASAT Holdings Limited

ASAT Holdings Limited is a global provider of semiconductor package design, assembly and test services. With 19 years of experience, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package and flip chip. ASAT was the first company to develop moisture sensitive level one capability on standard leaded products. Today the Company has operations in the United States, Asia and Europe. For more information, visit www.asat.com.

Safe Harbor

This news release contains statements and information that involve risks, uncertainties and assumptions. These statements and information constitute “forward-looking statements” within the meaning of federal securities laws including Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements, including statements regarding expected revenues, liquidity and financial position in our fiscal quarter, our manufacturing capacity and cost structure, our operational efficiencies, our relocation and reorganization costs, our customer retention, growth and expectations, our continuation as a going concern and our capital needs, involve known and unknown risks, uncertainties, assumptions and other factors that could cause the actual performance, financial condition or results of operations of ASAT Holdings Limited to differ materially from those expressed or implied in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those contained in these statements as a result of a variety of factors, including whether an active trading market in the Company’s ADSs will develop or be maintained on the OTC Bulletin Board or any other trading market, obtaining future financing, conditions in the overall semiconductor market and economy, our progress in ramping the new China facility, acceptance and demand for the Company’s products and services, continued operational efficiencies, customer retention, growth and expectations, operational and technological risks and revisions to the preliminary unaudited financial results which may occur during preparation of financial statements and disclosures and the preparation of the Company’s quarterly report on Form 6-K and annual report on Form 20-F. The risks, uncertainties and other factors also include, among others, our ability to successfully implement our diversification strategy and our long-term growth strategy, our ability to continue to realize operational efficiencies and improvements to our cost structure, our ability to obtain future financing, the risk that an active trading market in the

2

Company’s American Depositary Shares will not develop or be maintained on the OTC Bulletin Board or any other trading market, and those risks, uncertainties, assumptions and other factors stated in the section entitled “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on October 15, 2007 and the section entitled “Risk Factors” in our current reports on Form 6-K filed with the United States Securities and Exchange Commission containing quarterly financial information. The forward-looking statements in this release reflect the current beliefs and expectations of the Company as of this date, and the Company undertakes no obligation to update these projections and forward-looking statements to reflect actual results or events or circumstances that occur after the date of this news release.

For further information, please contact:

Jim Fanucchi

Summit IR Group Inc.

408.404.5400

ir@asat.com

3

Revenue Breakdown by Market Segment

	Three Months Ended
	January 31, 2008	October 31, 2007
Market Segment	% of Net Revenues	% of Net Revenues
	(Unaudited)
Communications	48	46
Automotive/Industrial & Other	14	9
Consumer	16	22
PC/Computing	22	23

Revenue Breakdown by Region

	Three Months Ended
	January 31, 2008	October 31, 2007
Region	% of Net Revenues	% of Net Revenues
	(Unaudited)
United States	85	83
Europe	4	6
Asia	11	11

Revenue Breakdown by Customer Type

	Three Months Ended
	January 31, 2008	October 31, 2007
Customer Type	% of Net Revenues	% of Net Revenues
	(Unaudited)
Fabless	84	85
IDM	16	15

Summary financial data follows

4

ASAT Holdings Limited

Condensed Consolidated Statements of Operations

(USD in thousands, except share data)

For the three months ended January 31, 2008, October 31, 2007, and January 31, 2007, and

For the nine months ended January 31, 2008 and January 31, 2007

	Three Months Ended			Nine Months Ended
	January 31, 2008	October 31, 2007	January 31, 2007	January 31, 2008	January 31, 2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net Sales	41,764	40,234	41,546	119,733	128,868
Cost of sales (Note A)	36,783	34,799	37,674	104,284	116,528

Gross profit	4,981	5,435	3,872	15,449	12,340

Operating expenses:
Selling, general and administrative	4,157	5,145	5,584	14,529	16,271
Research and development	519	498	507	1,529	1,743
Reorganization expenses (Note B)	149	92	763	373	1,791
Facilities and relocation charges	—	—	405	—	2,958

Total operating expenses	4,825	5,735	7,259	16,431	22,763

Income/(loss) from operations	156	(300)	(3,387)	(982)	(10,423)
Other (expenses)/income, net	(111)	68	564	179	1,040
Interest expense:
- amortization of deferred charges	(773)	(841)	(826)	(2,506)	(2,847)
- third parties	(4,092)	(4,146)	(3,997)	(12,338)	(11,824)

Loss before income taxes	(4,820)	(5,219)	(7,646)	(15,647)	(24,054)
Income tax expense (Note C)	(130)	(6)	—	(241)	—

Net loss	(4,950)	(5,225)	(7,646)	(15,888)	(24,054)
Other comprehensive loss:
Foreign currency translation	9	34	8	43	17

Comprehensive loss	(4,941)	(5,191)	(7,638)	(15,845)	(24,037)
Net loss applicable to ordinary shareholders:
Net loss	(4,950)	(5,225)	(7,646)	(15,888)	(24,054)
Preferred shares:
Cumulative preferred share dividends	(507)	(507)	(502)	(1,521)	(1,493)
Accretion of preferred shares	(411)	(385)	(319)	(1,158)	(893)

Net loss applicable to ordinary shareholders:	(5,868)	(6,117)	(8,467)	(18,567)	(26,440)

Basic and diluted loss per ADS (Note D):
Basic and diluted:
Net loss	(0.12)	(0.13)	(0.18)	(0.39)	(0.58)

Basic and diluted weighted average number of ADSs outstanding (Note D)	48,723,339	47,854,878	46,382,458	47,844,936	45,934,113

Basic and diluted loss per ordinary share:
Basic and diluted:
Net loss	(0.01)	(0.01)	(0.01)	(0.03)	(0.04)

Basic and diluted weighted average number of ordinary shares outstanding	730,850,088	717,823,169	695,736,872	717,674,034	689,011,691

Note A:	Includes $79, $418 and $217 inventory write-down in the three months ended January 31, 2008, October 31, 2007, and January 31, 2007, respectively. Includes $928 and $255 inventory write-down for the nine months ended January 31, 2008 and 2007, respectively.
Note B:	Includes charges of $149, $92 and $763 associated with headcount reductions, primarily related to the Company’s Hong Kong and US employees for this quarter. For the result of the remaining periods, the headcount reductions mainly related to the Company’s Hong Kong employees.
Note C:	The amount for the fiscal period of 2008 mainly represents provision for the US Income Tax, the PRC Enterprise Income Tax and Hong Kong Profits Tax.
Note D:	On December 8, 2006, the Company announced an intention to change the ADS ratio from 5 ordinary shares per 1 ADS to 15 ordinary shares per 1 ADS, representing the equivalent of a 1-for-3 reverse split. The new ADS ratio had taken effect at the close of business on December 22, 2006 and the new ADS ratio had in place at beginning of the next business day on December 26, 2006. The basic and diluted loss per ADS has been prepared on the number of ADS after the reverse share split.

ASAT Holdings Limited

Condensed Consolidated Balance Sheets

(USD in thousands)

As of January 31, 2008, October 31, 2007 and January 31, 2007

	January 31, 2008	October 31, 2007	January 31, 2007
	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	12,264	6,237	11,072
Current portion of restricted cash	900	900	1,520
Accounts receivable, net	18,505	19,037	19,866
Inventories	15,599	16,048	15,271
Prepaid expenses and other current assets	6,679	6,321	4,824

Total current assets	53,947	48,543	52,553

Restricted cash	—	—	1,800
Property, plant & equipment, net	65,774	70,729	80,708
Deferred charges, net	6,980	7,808	5,622
Other non-current assets	5,761	5,146	5,057

Total assets	132,462	132,226	145,740

LIABILITIES AND SHAREHOLDERS’ DEFICIT

Current liabilities:
Short-term bank facilities	9,269	3,964	2,533
Accounts payable	29,005	31,209	24,279
Accrued liabilities and other payable	23,690	19,567	27,138
Amount due to QPL	4,312	3,174	2,754
Current portion of capital lease obligations	1,596	1,615	1,807

Total current liabilities	67,872	59,529	58,511

Other payable, net of current portion	—	3,129	—
Purchase money loan	9,323	9,378	7,736
9.25% senior notes due 2011	150,000	150,000	150,000
Capital lease obligations, net of current portion	48	105	1,216

Total liabilities	227,243	222,141	217,463

Series A Redeemable Convertible Preferred Shares	6,870	6,487	5,404

Shareholders’ deficit:
Common stock	7,382	7,378	7,031
Less: Repurchase of shares at par	(71)	(71)	(71)
Additional paid-in capital	248,259	248,571	246,325
Accumulated deficits	(357,080)	(352,130)	(330,206)
Accumulated other comprehensive loss	(141)	(150)	(206)

Total shareholders’ deficit	(101,651)	(96,402)	(77,127)

Total liabilities and shareholders’ deficit	132,462	132,226	145,740

ASAT Holdings Limited

Condensed Consolidated Statements of Cash Flows

(USD in thousands)

For the three months ended January 31, 2008, October 31, 2007, and January 31, 2007, and

For the nine months ended January 31, 2008 and January 31, 2007

	Three Months Ended			Nine Months Ended
	January 31, 2008	October 31, 2007	January 31, 2007	January 31, 2008	January 31, 2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating activities:
Net loss	(4,950)	(5,225)	(7,646)	(15,888)	(24,054)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization:
Property, plant and equipment	5,428	5,618	5,793	16,720	17,620
Deferred charges and debt discount	773	841	826	2,506	2,847
Gain on disposal of property, plant and equipment	—	(55)	(4)	(53)	—
Unrealized foreign exchange loss	205	45	—	332	—
Amortization of stock-based compensation	75	89	178	446	719

Changes in operating assets and liabilities:
Accounts receivable, net	532	(1,447)	3,797	(801)	9,741
Restricted cash	—	900	—	900	—
Inventories	442	(2,536)	3,090	(2,214)	7,965
Prepaid expenses and other current assets	(358)	(910)	(705)	(1,508)	3,260
Other non-current assets	(615)	(79)	(50)	(753)	(787)
Accounts payable	(147)	4,896	(3,100)	7,076	(6,033)
Accrued liabilities and other payable	994	(2,687)	3,107	(841)	3,440
Amount due to QPL	1,138	756	563	1,780	(3,072)

Net cash provided by operating activities	3,517	206	5,849	7,702	11,646

Investing activities:
Proceeds from disposal of property, plant and equipment	—	71	35	71	35
Acquisition of property, plant and equipment	(2,518)	(3,430)	(3,395)	(7,037)	(14,215)

Net cash used in investing activities	(2,518)	(3,359)	(3,360)	(6,966)	(14,180)

Financing activities:
Proceeds from warrant and preferred shares exercised	—	1	—	1	—
Repayment of short-term bank facilities	(2,156)	—	—	(2,156)	—
Proceeds from draw down of new bank facilities	7,256	—	—	7,256	2,533
Repayment of capital lease obligations	(76)	(410)	(385)	(936)	(1,567)
Proceeds from stock options exercised	—	—	218	—	218
Proceeds from right offering	—	—	—	—	490

Net cash provided by (used in) financing activities	5,024	(409)	(167)	4,165	1,674

Net increase (decrease) in cash and cash equivalents	6,023	(3,562)	2,322	4,901	(860)
Cash and cash equivalents at beginning of period	6,237	9,765	8,742	7,325	11,915
Effects of foreign exchange rates change	4	34	8	38	17

Cash and cash equivalents at end of period	12,264	6,237	11,072	12,264	11,072

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest expense	185	7,103	47	7,374	7,197
Income taxes	282	134	—	588	—